UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

Mark One

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 001-16577

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Flagstar Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

5151 Corporate Drive
Troy, MI 48098

Note: All other schedules required by Section 2520.103-10 of The Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Flagstar Bank 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Flagstar Bank 401(k) Plan (the "Plan") as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The 5500, Schedule H, Part IV, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP
We have served as the Plan's auditor since 2006.

Southfield, Michigan
June 18, 2019

Flagstar Bank 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments, at fair value	$201,397,011	$196,408,198
Receivables
Notes receivable from participants	4,835,056	4,207,398
Other	257	184
Total receivables	4,835,313	4,207,582
Net assets available for benefits	$206,232,324	$200,615,780

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2018	2017
Income:
Net realized and unrealized appreciation (depreciation) in fair value of investments	$(30,109,690)	$22,328,978
Interest	46,648	34,187
Dividends	14,505,966	9,031,172
Total investment income (loss)	(15,557,076)	31,394,337
Interest income on notes receivable from participants	231,434	169,062
Contributions:
Participant	21,972,259	18,580,539
Company	7,027,192	5,373,793
Rollovers	9,847,297	9,098,111
Total contributions	38,846,748	33,052,443
Other income	100,069	30,000
Total additions	23,621,175	64,645,842
Deductions:
Participant benefits paid / deemed distributions	17,846,695	10,831,425
Administrative fees	157,936	80,266
Total deductions	18,004,631	10,911,691
Net increase in assets available for benefits	5,616,544	53,734,151
Net assets available for benefits:
Beginning of year	200,615,780	146,881,629
End of year	$206,232,324	$200,615,780

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Notes to Financial Statements
December 31, 2018 and 2017

Note 1 — Description of Plan

The following description of the Flagstar Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all employees of Flagstar Bancorp, Inc. (the "Company") who have met the service eligibility requirements, as defined in the Plan document. This includes employees in connection with the partial acquisition of Wells Fargo effective November 30, 2018.

Contributions

As defined in the Plan document, eligible employees may contribute up to 60 percent of their eligible compensation to the Plan in 2018 and 2017, not to exceed the annual Internal Revenue Service ("IRS") dollar limitation of $18,500 and $18,000 for 2018 and 2017. Participants who are age 50 or over at the end of the calendar year, were also able to make additional contributions of up to $6,000 for both years ended December 31, 2018 and 2017. Certain participants were also able to contribute amounts representing rollover contributions from other qualified defined benefit or defined contribution plans. The Plan was amended as of January 1, 2018, to adjust the non-discretionary matching contribution in an amount equal to 50 percent of qualified earnings contributed by the participant to the Plan, subject to the maximum of six percent of the participant's eligible compensation contributed to the Plan. Prior to the effective date of the amendment, matching contributions were subject to a maximum of five percent of the participant's eligible compensation contributed to the Plan. The Company has honored, as part of the purchase agreement, to allow participants included within the Wells Fargo partial acquisition to continue to receive a flat percentage match of 100 percent subject to the maximum of six percent of the participant's eligible compensation contributed to the Plan. The Company made $7,027,192 and $5,373,793 of non-discretionary matching contributions to the Plan in 2018 and 2017, respectively. The Company may also make discretionary contributions to the Plan. No discretionary contributions were made in 2018 and 2017. All contributions are invested in accordance with the participant’s directive.

Effective January 1, 2019, the Plan was amended to adjust the non-discretionary matching contribution to an amount equal to 100 percent of the first 1 percent of qualified earnings contributed, plus 50 percent of the next five percent of qualified earnings contributed by the participant to the Plan, subject to the maximum of six percent of the participant's eligible compensation contributed to the Plan.

Vesting

Participants are immediately vested in their voluntary contributions and related earnings. The Plan was amended as of April 29, 2016, to a three-year graded vesting schedule for employer provided contributions which provides 33 percent vesting credit after one year of credited service, 66 percent vesting credit after two years of credited service, and 100 percent vesting credit after three years of credited service for participants who were actively employed as of April 29, 2016 or thereafter. Plan participants whose employment terminated on or before April 28, 2016 are subject to the five-year graded vesting schedule for employer provided contributions and receive 20 percent credit for each year employed by the Company. The Company has honored the agreement to allow participants included in the Wells Fargo partial acquisition to receive 100 percent vesting on all employer provided contributions

Participant accounts

Individual accounts are maintained for each of the Plan’s participants. Each participant’s account is credited with the participant’s contributions, the Company contributions made on the participant’s behalf and an allocation of the Plan's earnings based on the participant’s share of net earnings or losses of their respective elected investment options. A participant is entitled to the benefit in the participant’s vested account.

Notes receivable from participants

Notes receivable from participants ("loans") are permitted by the Plan. Participants may borrow a minimum of $1,000 up to the lesser of $50,000 or 50 percent of the participant’s vested account balance, reduced by the highest outstanding loan balance in the preceding 12 months. All loans bear a rate of interest based upon the prime rate at the time the loan is issued, plus 1 percent. A participant may continue to contribute to the Plan while they have an outstanding loan balance. Loans are classified as notes receivable from participants, segregated from plan investments and recorded as unpaid principal balance plus any accrued but unpaid interest. Loans are repaid in level payments through after-tax payroll deductions over a five-year period, or up to 10 years where the loan was used for the purchase of a primary residence. Payments are applied to the outstanding unpaid principal and accrued interest balance and subsequently reinvested in the investment funds elected for current contributions. Upon default or death, loans must be repaid or rolled over within 60 days, or a taxable distribution will be declared. The Plan was amended April 29, 2016, to allow participants who terminate employment to continue to repay their loan under the same terms as described above. Other loan provisions may apply as defined by the Plan document.

Investment options

Upon enrollment in the Plan, a participant may direct contributions in one percent increments in any of the available investment options. Participants may change their designation daily.

Payment of benefits

Upon termination of employment, retirement, attainment of age 59-1/2, death or disability, the participant or their beneficiaries are entitled to receive a distribution or rollover to an IRA or other eligible plan in a single lump sum amount equal to the vested amount of their account. A participant may also receive a distribution of his or her vested account balance in the case of financial hardship, subject to the Internal Revenue Service regulations.

Forfeitures

If a participant terminates employment, any non-vested Company provided portion of the participant’s account may be forfeited. Forfeitures occur in the year of distribution of the vested account, or if there is no distribution, after five consecutive one-year breaks in service. Forfeitures are applied to plan expenses and any amounts remaining are then used to reduce the contributions of the Company. The unapplied balance of forfeited non-vested accounts was $192,514 and $47,283 at December 31, 2018 and 2017, respectively. During 2018, administrative expenses were reduced by $78,771 and employer contributions were reduced by $140,395 due to forfeitures. During 2017, administrative expenses were reduced by $15,609 and employer contributions were reduced by $148,870 due to forfeitures.

Administrative expenses

Administrative expenses include investment management service fees, recordkeeping, legal fees, and audit fees. The Company pays some of the Plan’s administrative expenses while certain investment management fees are deducted directly from investment income. Fees associated with loan distributions, withdrawals and investment transactions are paid by the participants.

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan, subject to provisions of the Internal Revenue Code ("IRC") and Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of termination of the Plan, the net assets of the Plan shall be distributed to all participants to the extent of the value of each participant’s account after adjustment for liquidation expenses, which would not be paid by the Company. In the event of the Plan's termination, participants would become 100 percent vested in the Company contributions made on the participant's behalf.

Note 2 — Summary of Accounting Policies

A summary of the significant accounting polices consistently applied in the preparation of the accompanying financial statements follows:

Basis of accounting

The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are stated at fair value using the methods described in Note 3. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

Participants may elect to contribute to the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for the Plan (the "Managed Income Portfolio Fund").

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are reported based on the average cost of securities sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Benefits are recorded when they have been approved for payment and distributed by the Plan.

Notes receivable from participants

Notes receivable from participants are valued at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document. The Plan document states that any scheduled repayment that remains unpaid at the end of the cure period specified in the loan procedures will be considered delinquent, unless a waiver is granted for a participant who is on a leave of absence.

Recent accounting pronouncements

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement ("ASU 2018-13"). ASU 2018-13 modifies the disclosure requirements for fair value measurements in Topic 820, Fair Value Measurement. The amendments are based on the concepts in the FASB Concepts Statement, Conceptual Framework for Financial Reporting- Chapter 8: Notes to Financial Statements, which the FASB finalized on August 28, 2018. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. Management does not expect ASU 2018-13 to have a material impact on the plan's financial statements.
Subsequent Events
There are no subsequent events requiring recognition or disclosure based upon management's evaluation through the filing date of this Form 11-K.

Note 3 — Fair Value Measurements
U.S. GAAP establishes a three-level valuation hierarchy for disclosure of fair value measurements. The hierarchy is based on the transparency of the inputs used in the valuation process with the highest priority given to quoted prices available in active markets and the lowest priority to unobservable inputs where no active market exists, as discussed below.

Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets in which we can participate as of the measurement date;

Level 2 - Quoted prices for similar instruments in active markets, and other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

Level 3 - Unobservable inputs that reflect our own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following is a description of the valuation methodologies used by the Plan for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. The Plan had no Level 2 or Level 3 investments as of December 31, 2018 and 2017.

Flagstar Bancorp, Inc. common stock. Valued at the closing price at year-end reported on the active market on which the security is traded and are therefore classified within the Level 1 valuation hierarchy.

Interest-bearing cash. Valued at cost and classified within Level 1 of the valuation hierarchy.

Mutual funds. All mutual funds held by the plan publish daily NAV values and are traded in active markets at this per share price and therefore are classified within the Level 1 hierarchy.

Money market funds. Money market funds are traded in active markets at their NAV per share and are classified within Level 1 of the valuation hierarchy. This fund publishes its daily NAV and transacts at that price. The money market fund is deemed to be actively traded.

Common collective trust fund. Unit value is determined as the sum of (a) the fair value of the investments in managed income portfolio fund and (b) the fair value of the fund's investments in externally managed collective investment funds as determined by those funds' trustees. The common collective trust fund represents deposits which guarantee a stated interest rate for the term of the contracts. Valued at the unit value, which is based on the aggregate current fair values of the underlying assets in relation to the total number of units outstanding. As this fund does not publish a daily NAV and is not actively traded at its unit value, we have utilized the unit value, or the equivalent of NAV as a practical expedient for estimating the fair value of this investment outside of the fair value hierarchy.

The following table presents the Plan’s investments carried at fair value by valuation hierarchy (as described above):

	December 31, 2018
	Level 1	Investments measured at NAV (1)	Total
Mutual funds	$185,246,603	$—	$185,246,603
Money market funds	8,182,862	—	8,182,862
Flagstar Bancorp, Inc. common stock	4,613,189	—	4,613,189
Interest-bearing cash	131,961	—	131,961
Common collective trust fund	—	3,222,396	3,222,396
Investments, at fair value	$198,174,615	$3,222,396	$201,397,011

	December 31, 2017
	Level 1	Investments measured at NAV (1)	Total
Mutual funds	$180,320,094	$—	$180,320,094
Money market funds	5,961,667	—	5,961,667
Flagstar Bancorp, Inc. common stock	7,108,154	—	7,108,154
Interest-bearing cash	199,864	—	199,864
Common collective trust fund	—	2,818,419	2,818,419
Investments, at fair value	193,589,779	$2,818,419	$196,408,198

(1)
Investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2018
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust fund	$3,222,396	N/A	Daily	Up to 12 months

	December 31, 2017
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trust fund	$2,818,419	N/A	Daily	Up to 12 months

Note 4 — Parties-In-Interest and Related Parties

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain other parties.

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan document and, therefore, those transactions qualify as party-in-interest transactions. Pursuant to the Plan document, the Company may pay a portion of the administrative fees of the Plan, at its discretion. Fees recognized by the Company amounted to an expense reduction of $59,327 and an expense of $19,384 for the years ended December 31, 2018 and 2017, respectively.

In addition, the Plan trades in the common stock of the Company. The Flagstar stock fund is frozen to new money. The Plan held 174,742 and 189,956 shares of Flagstar Bancorp, Inc. common stock as of December 31, 2018 and 2017, respectively. During 2018 and 2017, Flagstar Bancorp, Inc. did not declare or pay any common stock dividends. The Company has announced it plan to pay dividends beginning in 2019.

At times, the Plan receives a revenue credit from Fidelity Management Trust Company. A revenue credit program is a refund of a portion of the revenue Fidelity and other fund managers have received based on the funds participants have chosen. This credit is reflected in "other income" on the Statements of Changes in Net Assets Available for Benefits. Certain recordkeeping fees and other Plan fees are paid through the revenue credit program. For the years ended December 31, 2018 and 2017, $100,069 and $30,000 of other income was paid under this revenue credit program and was used to pay administrative expenses in 2018 and 2017, respectively.

Note 5 — Tax Status
The Plan utilizes the volume submitter document offered by Fidelity Management Trust Company. Although the Plan itself has not obtained a determination letter from the IRS, the volume submitter plan has received a favorable opinion letter dated March 31, 2014 from the IRS. The Plan has been amended since receiving the opinion letter. The Plan administrator and the Company believe that the Plan, as amended, is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator and the Company believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2018. Therefore, no provision for income taxes is included in the Plan’s financial statements. Participants are generally subject to income taxes when contributions and earnings are distributed as benefits from the Plan.
U.S. GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (tax asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there were no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to the year ended December 31, 2015.

Note 6 — Risks and Uncertainties
The Plan provides for various investment options in any combination of equity securities, bonds, fixed income securities and other investments with market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
As of December 31, 2018 and 2017, Plan assets representing more than 10 percent of the total investments included $25,389,117 and $26,664,234, respectively, invested in a mutual fund.

Note 7 — Reconciliation of Financial Statements to Form 5500

Reconciliation of Statements of Net Assets Available for Benefits per the financial statements to the Form 5500:

	December 31,
	2018	2017
Net assets available for benefits per financial statements	$206,232,324	$200,615,780
Adjustment to fair value from contract value for common collective trust fund	(34,206)	(8,027)
Net assets available for benefits per Form 5500	$206,198,118	$200,607,753

Reconciliation of the activity reported within the Statements of Changes in Net Assets Available for Benefits per the financial statements to the Form 5500:

	Years Ended
	December 31, 2018	December 31, 2017
Net increase in net assets available for benefits per financial statements	$5,616,544	$53,734,151
Change in adjustment to fair value from contract value for common collective trust fund	(26,179)	(14,035)
Net income per Form 5500	$5,590,365	$53,720,116

Supplemental Schedule

Flagstar Bank 401(k) Plan
EIN #38-3150651 Plan #001
Form 5500, Schedule H, Part IV, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current value
Common Stock
*	Flagstar Bancorp, Inc	174,742 shares of Common Stock	**	$4,613,189
Mutual Funds
Large Cap
*	Fidelity	Fidelity Growth Company Fund	**	25,389,117
*	Fidelity	Fidelity 500 Index Fund - Premium Class	**	12,659,606
	Columbia	Columbia Contrarian Core Fund; I2	**	10,311,458
*	Fidelity	Fidelity Contrafund	**	7,199,812
	JP Morgan	JP Morgan Equity Income R6	**	5,388,085
		Total Large Cap		60,948,078
Small Cap
*	Fidelity	Fidelity Small Capital Discovery Fund	**	5,243,750
	Victory	Victory RS Small Cap Growth Y	**	2,415,948
	JP Morgan	JP Morgan Small Cap Value R6	**	623,238
	Vanguard	Vanguard Small Cap Index Fund Admiral Shares	**	586,581
		Total Small Cap		8,869,517
Mid Cap
*	Fidelity	Fidelity Mid-Cap Stock Fund	**	9,539,114
*	Fidelity	Fidelity Low-Priced Stock Fund	**	4,307,040
	Victory	Victory Sycamore Established Value A	**	2,885,964
	Oppenheimer	Oppenheimer International Small-Mid	**	3,344,787
	Vanguard	Vanguard Mid-Cap Index Fund Admiral Shares	**	571,430
		Total Mid Cap		20,648,335
Blended
*	Fidelity	Fidelity Freedom K 2030 Fund	**	13,042,059
*	Fidelity	Fidelity Freedom K 2040 Fund	**	12,114,538
*	Fidelity	Fidelity Freedom K 2035 Fund	**	11,939,408
*	Fidelity	Fidelity Freedom K 2025 Fund	**	8,490,227
*	Fidelity	Fidelity Freedom K 2020 Fund	**	7,157,007
*	Fidelity	Fidelity Freedom K 2045 Fund	**	6,646,228
*	Fidelity	Fidelity Freedom K 2050 Fund	**	4,312,130
*	Fidelity	Fidelity Freedom K 2055 Fund	**	2,075,260
	Oakmark	Oakmark Equity & Income Fund Class I	**	776,503
*	Fidelity	Fidelity Freedom K Income Fund	**	1,181,326
*	Fidelity	Fidelity Freedom K 2015 Fund	**	890,917
*	Fidelity	Fidelity Freedom K 2010 Fund	**	707,245
*	Fidelity	Fidelity Freedom K 2060 Fund	**	739,692
*	Fidelity	Fidelity Freedom K 2005 Fund	**	126,192
		Total Blended		70,198,731

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	(e) Current value
Fixed Income
*	Fidelity	Fidelity Capital & Income Fund	**	2,140,036
	Templeton	Templeton Global Bond Fund Class A	**	1,212,291
	PIMCO	Pimco Real Return Fund Administrative Class	**	647,041
		Total Fixed Income		3,999,369
International
*	Fidelity	Fidelity Diversified International Fund	**	7,010,411
	American Beacon	American Beacon International Equity Fund Investor Class	**	1,250,594
	iShares	iShares MSCI EAFE International Index Fund Class K	**	508,568
		Total International		8,769,573
Intermediate-Term Bond
*	Fidelity	Fidelity US Bond Index Fund - Premium Class	**	6,990,601
	Prudential	Prudential Total Return Bond Z	**	2,757,451
		Total Intermediate-Term Bond		9,748,052
Specialty
*	Fidelity	Fidelity Real Estate Investment Portfolio	**	1,495,622

Short Government
	Loomis	Loomis Sayles LTD Term Government & Agency	**	569,326
		Total Mutual Funds		185,246,603
Money Market Funds
*	Fidelity	Fidelity Retirement Government Money Market	**	8,182,862

Interest-bearing Cash
*	Flagstar Bancorp, Inc	Interest-bearing Cash	**	131,961

Common Collective Trust Fund
*	Fidelity	Fidelity Managed Income Portfolio	**	3,222,396

		Total Investments		201,397,011
Notes Receivable from Participants
*	Participants Loans	Interest rates ranging from 4.25% to 9.25% with maturity dates between 2018 and 2028	-0-	4,835,056

				$206,232,067
*    Party-in-interest to the Plan
**    Participant Directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLAGSTAR BANK 401(k) PLAN

Dated: June 18, 2019	By:	/s/ Cindy Myers
Cindy Myers
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm